CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

CANOPY GROWTH CORPORATION ANNOUNCES ENTRY INTO THE AFRICAN MARKET WITH ACQUISITION OF DADDY CANN LESOTHO

May 30, 2018

Smiths Falls, ON — Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) ("Canopy Growth" or the "Company") is pleased to announce that the Company has acquired Daddy Cann Lesotho PTY Ltd., trading as Highlands (“Highlands”).

Based in the Kingdom of Lesotho (“Lesotho”), Highlands holds a license to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin. Lesotho is a high altitude mountainous kingdom that boasts over 300 days of sunshine per year and was the first African nation to legalize medical cannabis in 2017. It has ideal humidity and growing conditions for greenhouse cultivation. Together with very low operating and resource costs, this places Canopy Growth in a position to produce large quantities of high quality medical cannabis at a low cost. Lesotho is also strategically positioned for the future medical cannabis economy of Southern Africa including the potential market of South Africa, with a population of over 55 million people, where medical cannabis laws are being developed.

“Lesotho is Canopy Growth’s first step into Africa and we look forward to working with the strong local team at Highlands to establish production and distribution capabilities consistent with Canopy’s global standard for high-quality, regulated medical cannabis products,” said Mark Zekulin, President, Canopy Growth.

Combining the domestic and regional knowledge of Highlands with the global experience and expertise of Canopy Growth is the latest example of the Company establishing a meaningful local presence. With the objective of future local production to serve the regional market, these operations are part of Canopy Growth’s commitment to the Lesotho economy including supporting job creation and lasting community engagement.

All key members of Highlands’s management team will continue to lead the organization as part of the Canopy Growth family.

“We’re excited to join the Canopy Growth family and bring together our strong entrepreneurial experience and local knowledge in the region with Canopy Growth’s track record and quality standards in the global medical cannabis industry,” said Jody Aufrichtig, Founder, Highlands. “Lesotho and Southern Africa have enormous potential and we look forward to building a responsible medical cannabis business across the region.”

Under the terms of the agreement, the Company issued 666,362 common shares in the capital of the Company to the sole shareholder of Highlands on closing and, subject to meeting certain milestones, the Company will issue up to an additional 333,281 common shares to the sole shareholder of Highlands for a total of up to 999,643 common shares based on the 30 day volume weighted average price of $28.763 of Canopy Growth's common shares on the TSX as of May 11, 2018. The total value of the consideration payable by the Company under the terms of the agreement is approximately $28.8 million.

This marks the fifth continent of operations for Canopy Growth who has market presence in North and South America, Oceania, Europe, and now Africa.

Here’s to Future Growth (in Southern Africa).

Contact:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@tweed.com

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Highlands

Highlands is a full seed to sale Licensed Producer operating in the Kingdom of Lesotho, in Southern Africa. The company is one of a limited number of Licensed Producers and is complemented by a full management team with over 50 years of experience operating business in Lesotho and Southern Africa.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to acquisitions, future production, and regional operations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, acquisitions, future production, and regional operations and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.